Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-143619 of Movie Star, Inc. of our report dated October 12, 2007 relating to the financial statements of FOH Holdings, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the retrospective change in a method of accounting to conform to Emerging Issues Task Force Topic D-97: Push Down Accounting and the retrospective adjustment for discontinued operations of stores closed in the year ended July 28, 2007), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings ‘‘Selected Historical Consolidated Financial and Other Data,’’ ‘‘Selected Historical Consolidated Financial and Other Data’’ and ‘‘Experts’’ in such Prospectus.

/s/ Deloitte & Touche LLP
Los Angeles, CA
November 15, 2007